SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K for December 2001


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F.


                             Form 20-F X  Form 40-F
                                      ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

Enclosures: press releases announcing:

1. Paul Choffat named Head of Novartis Consumer Health and Member of the Novartis Executive Committee (December 20, 2001).

2. Novartis Ophthalmics and Kissei sign a license option agreement to develop a new class of a glaucoma treatment (December 18, 2001).

3. Novartis' eczema treatment, Elidel(R) Cream (pimecrolimus), approved in the US (December 14, 2001).

4. Novartis receives approvable letter in the US for Trileptal(R) (oxcarbazepine) as monotherapy in childhood epilepsy (December 13, 2001).

5. Data suggest Femara(R) more effective than tamoxifen in treating ER and HER-2 positive breast cancers (December 11, 2001).


                                                        Page 1 of 25 Total Pages

6. Femara(R) data demonstrate survival advantage compared to tamoxifen in first-line hormonal treatment of post-menopausal women with advanced breast cancer (December 11, 2001).

7. Study reports outstanding Glivec(R) (imatinib)* response rates in newly diagnosed Leukemia patients (December 10, 2001).

8. New long-term safety and efficacy data show sustained benefits of oxarbazipine as adjunctive therapy in pediatric partial-onset seizures (December 5, 2001).

9. Study in New England Journal of Medicine shows important new role for Diovan(R) (valsartan) in treatment of heart failure patients (December 5, 2001).

10.  Awards for Novartis scientists (December 4, 2001).


                                                        Page 2 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
 [NOVARTIS LOGO]                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Silke Zentener
                                                       Tel + 41 61 324 8612
                                                       Francisco Bouzas
                                                       Tel + 41 61 324 2462
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Paul Choffat named Head of Novartis Consumer Health and Member of The Novartis Executive Committee

Al Piergallini, CEO of Consumer Health, to retire at year end

Basel, 20 December 2001 - Novartis announced today that Paul Choffat will succeed Al Piergallini, the current Head of Novartis Consumer Health, who will retire at the end of this year.

Mr. Choffat, 52, started his career at Nestle Group in marketing and sales and then joined McKinsey as a consultant in Zurich. In 1995, he joined our company and became a member of the Executive Committee. During the Novartis merger he headed the Integration Office. He is Chairman of the Board of Directors of Inficon and member of the Board of Directors of Batigroup and Swiss Steel.

Mr. Piergallini joined Novartis with the acquisition of Gerber Products Company in 1994, where he was President and CEO. In 1999, he became Worldwide Head of Novartis Consumer Health, which achieved sales of CHF 6.4 billion in 2000.

Dr. Daniel Vasella, Chairman and CEO of Novartis commented, "I am delighted that Paul Choffat will return to Novartis. His broad management expertise and his knowledge of our company will bring many contributions to our Consumer Health Business. I am grateful to Al Piergallini for successfully expanding our Infant and Baby business and transferring his broad professional experience to other Novartis businesses."

The following businesses will be under the responsibility of Paul Choffat: OTC (over-the-counter medicines), Infant & Baby, Medical Nutrition, Health & Functional Food, CIBA Vision and Animal Health.

The appointment will become effective on 1 January 2002.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                                        Page 3 of 25 Total Pages

                                                                       Biography


[NOVARTIS LOGO]





Paul Choffat

Head of Consumer Health
Member of the Executive Committee (ECN)
Novartis AG


As Head of Novartis Consumer Health and Member of the Executive Committee of Novartis, Paul Choffat oversees the global operations of Novartis' Over-The-Counter Infant and Baby, Medical Nutrition, Health and Functional Food, Ciba Vision, and Animal Health business.

Dr. Choffat holds a PhD in law from the University of Lausanne and an MBA from the International Institute for Management Development in Lausanne.

He started his professional career with Nestle in Zurich and London. From 1981 to 1985, he was project manager at McKinsey & Company in Zurich. Between 1987 and 1994, he held a number of leading positions at Landis & Gyr in Zug, where he became a member of the Executive Board and Head of Communications Division. In 1994, he moved to Von Roll in Gerlafingen as CEO.

He joined Sandoz in 1995 as Head of Management Resources and International Coordination. He subsequently became a Member the Executive Board, and was responsible for Group Planning and Organization. During the Novartis merger, he headed the integration office.

In 1996, he returned to line management as CEO of Fotolabo SA, where he remained for three years before becoming an entrepreneur and private investor in 1999.

Paul Choffat is Chairman of the Board of Inficon and serves on the Boards of Batigroup and Swiss Steel. He is 52, married and has three children.



Effective 1 January 2002.



                                                        Page 4 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis Ophthalmics and Kissei sign a license option agreement to develop a new class of a glaucoma treatment

Novartis Ophthalmics explores potential of KRG 3332, a novel compound for the treatment of glaucoma

Basel, Switzerland and Nagano, Japan, 18 December 2001 -- Novartis Ophthalmics, the eye health unit of Novartis AG and Kissei Pharmaceutical Co. Ltd. announced today that they have entered a license option agreement for a novel glaucoma agent. After completion of preliminary studies Novartis Ophthalmics will have the option to an exclusive license to develop and market the novel agent worldwide, except in Japan and Korea where Novartis Ophthalmics and Kissei will separately agree on further co-development and co-marketing.

"This novel compound strengthens our pipeline of projects addressing the serious and growing challenge of glaucoma, a devastating eye disease, leading to vision loss," said Luzi von Bidder, head of Novartis Ophthalmics. "We look forward to a successful collaboration that could bring patients a novel, safe and efficacious treatment. We also anticipate reinforcing our position in the biggest market segment in ophthalmology - a market with approximately 68 million patients worldwide".

Mutsuo Kanzawa, president and CEO of Kissei Pharmaceuticals, commented: "We are excited about this agreement and with securing a strong partner such as Novartis Ophthalmics. We look forward to a productive collaboration".

KRG-3332 is a new compound - a highly selective alpha-1A receptor antagonist, administered as an eye-drop which is expected to lower intraocular pressure in glaucoma patients by facilitating the outflow of fluid from the eye. Pharmacological studies in animals have shown that this efficacy is well maintained over time.

About Glaucoma
Glaucoma is one of the leading causes of blindness in the world affecting approximately 68 million people. Loss of visual field is primarily due to damage of the optic nerve head. The clinical features of glaucoma are reasonably well understood, but the pathogenesis of optic nerve damage remains unclear. As the vision dysfunction in glaucoma is irreversible, early detection and treatment are crucial.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "option", "will agree", "intended to", "anticipate", "could bring" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and assumptions to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the license option agreement described above will result in the commercialization of any product in any market. Any such commercialization can be affected by,


                                                        Page 5 of 25 Total Pages
among other things, uncertainties associated with the development and manufacturing of the treatment, the conduct and results of clinical trials, regulatory actions or delays or government regulations generally, the ability to obtain or maintain patent and other proprietary intellectual property protection, and competition in general, as well as factors discussed in Novartis AG's Form 20-F on file, and other filings with the US Securities and Exchange Commission. Should one or more of these risks or uncertainities materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Background on Novartis Ophthalmics and Kissei
With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For further information-please consult www.novartisophthalmics.com.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Kissei Pharmaceutical Co., Ltd. is one of Japan's leading pharmaceutical companies. Kissei has entered the ophthalmic field and is developing and marketing agents for glaucoma, allergic conjunctivitis and others. Kissei's innovative science has also led to the development of promising new drugs in other therapeutic areas such as respiratory, cardiovascular, immunology, allergy and others. For further information please go to http://www.kissei.co.jp.

                                      # # #


                                                        Page 6 of 25 Total Pages

                                                       Novartis International AG
                                                       Investor Relations
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]
                                                       Tel + 41 61 324 79 44
                                                       Fax + 41 61 324 84 44
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Novartis' eczema treatment, Elidel(R)Cream (pimecrolimus), approved in the US

First non-steroid prescription cream approved for mild to moderate eczema in patients as young as two years old


Basel 14 December 2001 - Novartis announced today that the US Food and Drug Administration (FDA) has granted marketing approval for Elidel(R) (pimecrolimus) Cream 1%, the first non-steroid prescription cream for mild to moderate atopic dermatitis in patients aged 2 years and older. Commonly known as eczema, atopic dermatitis is an itchy skin condition affecting up to 17% of the US population. Research shows that up to 90% of all eczema-related visits to doctors in the US are for mild to moderate disease. Conventional therapies can be ineffective and/or inadvisable for many of these eczema patients. Elidel will soon be available as a treatment option for this patient population. With a US launch anticipated for early next year, Elidel will be one of the first new treatments for eczema since topical corticosteroids were introduced almost 50 years ago.

"More than 40 million Americans suffer from atopic dermatitis," said Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG. "Ninety percent of patients show signs of the disease in early childhood, leading many patients and parents of young children to seek effective treatment, especially to relieve the night-time itching that causes sleep disturbances. Elidel will offer an important new alternative to steroids."

Elidel is approved for the short-term and intermittent long-term treatment of mild to moderate eczema in patients who do not respond well to or may have side effects with conventional treatments. There is no cure for eczema, but Elidel can help control it.

"Elidel is an important new eczema therapy. It is our tenth FDA approval this year, which is an exciting accomplishment for Novartis. Furthermore, Elidel has a safety and efficacy profile in the treatment of mild to moderate eczema that make it suitable for the largest segment of the eczema market," said Paulo Costa, President and Chief Executive Officer, Novartis Pharmaceuticals Corporation. "But we also are committed to further study Elidel in infants, where the need for new therapeutic alternatives is significant."

The US approval was based on results of clinical trials in more than 1700 pediatric and adult patients, where Elidel was shown to relieve itching and redness associated with eczema within eight days of starting treatment. The most common side effect on the skin was a mild to moderate, temporary feeling of warmth or burning (occurring in 8% of children aged 2-17 years and in 26% of adults). Other common side effects included headache and cold-like symptoms. These side effects were temporary and their occurrences were comparable to those experienced by patients on placebo cream. Elidel did not induce contact sensitization, phototoxicity or photoallergy, nor did it show any cumulative irritation. Elidel did not elicit skin atrophy like that from topical corticosteroid use.


                                                        Page 7 of 25 Total Pages

"This is a welcome new treatment option for the mild to moderate patient population, who make up the vast majority of eczema cases," said Lawrence Eichenfield, MD, Chief of Pediatric and Adolescent Dermatology at Children's Hospital, San Diego. "Elidel is proven to be effective and safe in adults and children, with a low incidence of application site burning. This is important news for eczema patients already suffering from considerable skin discomfort."

Eczema is a disease that primarily affects children and may last until the late teenage years or even for life. In fact, 90 percent of sufferers experience symptoms before they reach the age of five. In addition to the physical discomfort, eczema can cause severe psychological and emotional distress. Many patients, especially children, report that eczema makes them feel 'different' and/or isolated and can impact many aspects of day-to-day life.

About Elidel
Elidel, which was discovered by the Novartis Research Institute, may be used on all skin surfaces, including delicate areas such as the face, neck and skin folds. The active ingredient is pimecrolimus, which is derived from ascomycin, a natural substance produced by the fungus Streptomyces hygroscopicus var. ascomyceticus. Pimecrolimus selectively interferes with a key event in the pathomechanism of eczema, the production and release of cytokines from activated T-cells. These cytokines in the skin cause the inflammation, redness and itching. Elidel will be available in tubes of 15g, 30g and 100g. The product is currently undergoing regulatory review in Europe, where applications for marketing authorizations were filed earlier this year (in Denmark and Switzerland), and in Canada.

This release contains certain forward-looking statements, relating to the Company's business, which can be identified by the use of forward-looking terminology such as "may," "will," "new treatments" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of the potential benefit of Elidel (pimecrolimus) Cream 1% as evidenced by clinical trial results and FDA approval. Those statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There are no guarantees that the aforementioned events will result in the commercial success of Elidel (pimecrolimus) Cream 1% in any market. Any such commercial success can be affected by, among other things, uncertainties relating to product development, adverse results in clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection, competition in general and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                        Page 8 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis receives approvable letter in the US for Trileptal(R)(oxcarbazepine) as monotherapy in childhood epilepsy

Basel, 13 December 2001 -- Novartis announced today that it has received an approvable letter from the US Food and Drug Administration (FDA) for Trileptal(R) (oxcarbazepine) tablets and oral suspension for use as monotherapy in the treatment of partial seizures in children as young as four years of age. Trileptal belongs to the class of medications known as antiepileptic drugs
(AEDs) and is currently approved for use as both monotherapy and adjunctive therapy in the treatment of partial seizures in adults with epilepsy, and as adjunctive therapy in the treatment of partial seizures in children ages 4-16 with epilepsy.

An approvable letter usually represents the final step before a product receives clearance for marketing in the United States.

"Novartis is very pleased that the FDA has issued an approvable letter for the use of Trileptal as monotherapy in children. We look forward to working closely with the Agency to finalize this process as quickly as possible," said Larry Perlow, Senior Vice President and General Manager, Commercial Operations, Novartis Pharmaceuticals Corporation. "We believe the availability of Trileptal can provide an important new option in the treatment of children with partial seizures."

Many children with epilepsy take multiple medications to control their seizures; however, treating seizure disorders with one medication is preferred as it usually means fewer side effects and improved compliance. Currently, only five other AEDs are approved for use as monotherapy in this age group. However, the use of these drugs in children can be complicated by serious side effects, the need for frequent blood tests, or complex dosing and titration schedules.

Trileptal is approved in more than 50 countries and received clearance for marketing in the US in January 2000. Novartis submitted the supplemental New Drug Application (sNDA) for the pediatric monotherapy indication on 9 February 2001.

The foregoing press release contains forward-looking statements that can be identified by forward-looking terminology, such as "usually", "can", "important new option" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. In particular, management's expectation regarding the commercialisation of oxcarbazepine could be affected by amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual


                                                        Page 9 of 25 Total Pages
results may vary materially from those described herein anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 10 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
[NOVARTIS LOGO]                                        Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Data suggest Femara(R) more effective than tamoxifen in treating ER and HER-2 positive breast cancers

Data presented at 24th Annual San Antonio Breast Cancer Symposium show ER and HER-2 positive breast cancers respond to Femara in early disease stage

Basel, 11 December 2001 - New data suggest Femara(R) (letrozole) may be more effective than tamoxifen in treating postmenopausal women with ER and HER-2 positive breast cancer in the early stage of disease, according to findings presented yesterday at the 24th Annual San Antonio Breast Cancer Symposium. The results are based on an analysis of breast tumor samples obtained from a subset of patients in the prospective randomized study comparing neo-adjuvant (pre-operative) use of Femara versus tamoxifen in postmenopausal women with early stage breast cancer. Based on tissue samples from a subset of the 337 patients in the clinical study, who had confirmed ER+ and ErbB1+ (EGF receptor) and/or ErbB2+ (HER-2/neu receptor) tumors (n=36), had a significantly greater response rate with Femara than with tamoxifen (88% vs. 21%, p=0.0004).

"Data from this study already demonstrate that letrozole is more effective than tamoxifen in treating postmenopausal women with hormone sensitive advanced breast cancer," said Matthew Ellis, MD, Ph.D., FRCP, Clinical Director, Duke Breast Cancer Program, Duke University Medical Center and lead investigator in the study. "These new results suggest letrozole may be effective in treating postmenopausal women in the early stage of a very difficult to treat disease - HER-2 positive breast cancers."

Study Background

In this study, immunohistochemistry of molecular biomarkers was used to investigate the biological basis for activity of an aromatase inhibitor (Femara) and an antiestrogen (tamoxifen), and to further evaluate mechanisms of action that could potentially explain any treatment effect differences. The molecular markers that were assessed included Ki67 (a marker of cellular proliferation) and the ErbB1 (EGF) and ErbB2 (HER-2/neu) receptors on tumor cells. The results indicated that Femara was more effective at reducing cell proliferation than tamoxifen.

These data add further support to a Phase III study, also presented at San Antonio, that demonstrates Femara offers superior time to progression (TTP) and overall response rate, and a survival advantage compared to tamoxifen in the first-line hormonal treatment of postmenopausal women with advanced breast cancer.


                                                       Page 11 of 25 Total Pages

Novartis is further evaluating Femara compared to tamoxifen in the adjuvant setting. One study is a multinational adjuvant (post-operative) clinical trial evaluating disease-free and overall survival in women with breast cancer who take Femara after having remained disease-free with five years of tamoxifen therapy. A second trial compares five years of Femara to five years of tamoxifen, and to the sequence of two years of Femara and three years of tamoxifen or the reverse - two years of tamoxifen and three years of Femara. These large studies expect to complete enrolment in mid-2002.


About Femara
Femara, an aromatase inhibitor, is an oral once-a-day first-line treatment for postmenopausal women with hormone receptor positive or hormone receptor unknown locally advanced or metastatic breast cancer. Femara is currently available in more than 75 countries worldwide, with first-line approval already gained in more than 50 countries. Femara also is approved as neo-adjuvant (pre-operative therapy) in 20 countries around the world.

Femara is contraindicated for patients with known hypersensitivity to letrozole or any Femara excipients. Femara is generally well tolerated and adverse reactions rates in the first-line study in which Femara was compared to tamoxifen were similar to those seen in second-line studies. The most commonly reported adverse events for Femara vs. tamoxifen were bone pain (22% vs. 21%), hot flushes (19% vs. 16%), back pain (18% vs. 19%), nausea (17% vs. 17%), dyspnoea or labored breathing (18% vs. 17%), arthralgia (16% vs. 15%), fatigue (13% vs. 13%), coughing (13% vs. 13%) and constipation (10% vs. 11%). Femara may cause fetal harm when administered to pregnant women. The incidence of peripheral thromboembolic events, cardiovascular events and cerebrovascular events was less than or equal to 2%. There is no clinical experience to date on the use of Femara in combination with other anticancer agents.

The foregoing release contains forward-looking statements that can be identified by terminology such as "significantly greater," "demonstrate," "more effective," "further support," "survival advantage," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's expectations regarding further commercialization of Femara could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; clinical trial results for competitor's products; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 12 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
[NOVARTIS LOGO]                                        Switzerland
                                                       Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Femara(R) data demonstrate survival advantage compared to tamoxifen in first-line hormonal treatment of post-menopausal women with advanced breast cancer

Study results position Femara as the only aromatase inhibitor to show an early survival advantage over tamoxifen in a well-controlled Phase III study

Basel, 11 December 2001 -- New data from a Phase III study demonstrate that Femara(R) (letrozole) may improve survival of postmenopausal women with locally advanced or metastatic breast cancer who are appropriate for hormone therapy, when compared to tamoxifen. The data, stemming from the largest single study ever to evaluate a hormonal therapy in advanced breast cancer, were announced yesterday at the San Antonio Breast Cancer Symposium, San Antonio, Texas in the United States.

In commenting on these data, Martine J. Piccart, M.D., Head of Chemotherapy Unit, Jules Bordet Institute, Belgium said "Demonstrating a survival advantage has been a critical issue for physicians when evaluating the most appropriate therapy for patients with cancer. In the case of advanced breast cancer, this has been particularly difficult because the disease has only been amenable to treatments that delay its worsening. Now that we have data on Femara that show superior efficacy and a survival advantage for up to 24 months over tamoxifen, Femara will most likely become the primary choice over tamoxifen for these women when hormonal therapy is indicated in the first-line setting."

Data Show Femara Improves Survival and Prolongs Time to Disease Progression The randomized, double-blind study of 907 postmenopausal women (453 on Femara; 454 on tamoxifen) was designed to compare Femara vs. tamoxifen as first-line therapy in women with locally advanced or metastatic breast cancer. Survival rates at one and two years show Femara to have a statistically significant survival advantage compared to tamoxifen (P=0.02).

The data also demonstrated that since initiation of the study (November, 1996) approximately 5 years ago more women who had begun their therapy on Femara were still alive and free of tumor progression compared to those who started on tamoxifen (48 vs. 27, p=0.011). In addition, patients taking Femara had a 78% (p=0.0002) greater chance of responding to treatment than patients treated with tamoxifen, and the chance that their tumors would progress was 30% less with Femara than with tamoxifen (p=0.0001). This updated analysis also confirms that the primary analysis (Spring, 2000) demonstrating that Femara significantly delays progression of disease for a median of 9.4 months, as compared to a median of 6.0 months for tamoxifen (p=0.0001).


                                                       Page 13 of 25 Total Pages

Femara Helps Maintain Performance
As breast cancer advances, it affects a woman's ability to function and perform routine daily activities. Researchers measured the ability of women in the study to complete routine daily activities by using the Karnofsky Performance Score--a standard clinical measurement tool based on a 100 point performance scale (100 being the top performance point) and where a change of 20 points or more is considered clinically relevant. These results showed that, on average, women taking Femara were able to maintain the level of functioning they experienced when entering the study for a longer period of time than were those women taking tamoxifen. The median time that women starting hormonal treatment with Femara could more closely maintain the level of functioning they had at study entry (<20 point drop) was more than 4.6 years, while in women starting their hormonal treatment with tamoxifen the median time to experience a significant decrease in performance (>20 point drop) was 3.5 years.

"This new data marks the first time a hormonal therapy has demonstrated a clear, two-year survival advantage over tamoxifen for advanced breast cancer patients," said David Epstein, President, Novartis Oncology. "Novartis is very excited to be able to demonstrate clearly the benefits of Femara in terms that make a practical difference to healthcare professionals and - most importantly - to patients and their families."

Impact of Breast Cancer
More than 200,000 women in Europe are diagnosed with breast cancer each year, accounting for more than 28% of all cancers among European women. The overall lifetime risk of developing breast cancer for women is one in nine, representing 20-25% of all malignancies in European women. In the United States, breast cancer is the most common cancer. Approximately 192,200 newly diagnosed cases of breast cancer occur each year. The majority of these cases occur in women who are postmenopausal (over age 50).

About Femara
Femara, an aromatase inhibitor, is an oral once-a-day first-line treatment for postmenopausal women with hormone receptor positive or hormone receptor unknown locally advanced or metastatic breast cancer. Femara is currently available in more than 75 countries worldwide, with first-line approval already gained in more than 50 countries. Femara also is approved as neo-adjuvant (pre-operative) therapy in 20 countries around the world.

Femara is contraindicated for patients with known hypersensitivity to letrozole or any Femara excipients. Adverse reactions with Femara in the first-line study were generally mild to moderate and were consistent with those seen in the second-line studies. The most commonly reported adverse events for Femara vs. tamoxifen were bone pain (22% vs. 21%), hot flushes (19% vs. 16%), back pain (18% vs. 19%), nausea (17% vs. 17%), dyspnoea or labored breathing (18% vs. 17%), arthralgia (16% vs. 15%), fatigue (13% vs. 13%), coughing (13% vs. 13%)
and constipation (10% vs. 11%). Femara may cause fetal harm when administered to pregnant women. The incidence of peripheral thromboembolic events, cardiovascular events and cerebrovascular events was less than or equal to 2%. There is no clinical experience to date on the use of Femara in combination with other anticancer agents.

The foregoing release contains forward-looking statements that can be identified by terminology such as "new," "first time," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's expectations regarding further commercialization of Femara could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; clinical trial results for competitor's products; unexpected regulatory actions or delays or government regulation generally; the Company's ability


                                                       Page 14 of 25 Total Pages
to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 15 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]                                        Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Study reports outstanding Glivec(R) (imatinib)* response rates in newly diagnosed Leukemia patients

o Data presented at major medical meeting among approximately 100 presentations/posters
o Key discussions centre around cytogenetic response as long-term treatment goal

Basel, 10 December 2001 - New data show that use of the Novartis drug Glivec(R) (imatinib) in newly diagnosed patients with chronic myeloid leukemia (CML) in the early chronic phase can result in high cytogenetic response rates. Complete cytogenetic response, the elimination of the cancer cells that characterise CML, is regarded as the ultimate goal of CML treatment. The rates reported are significantly higher than those historically documented with other CML therapies in the same disease setting. The data were presented on 8 December at the annual meeting of the American Society of Haematology (ASH) in Orlando, Florida in the United States.

"These results demonstrate that the greatest cytogenetic response with Glivec is seen when treating newly diagnosed patients in the chronic phase of CML - before they receive other therapy," said Hagop Kantarjian, MD, Professor of Medicine, Chairman, Department of Leukemia and Chief, Section of Leukemia Developmental Therapeutics, M.D. Anderson Cancer Centre, Houston, Texas. "Promising response rates such as these are not seen with any other treatment for CML - we are anxious to see what the final outcome of this study will be."

Data in newly diagnosed CML patients
The data on the use of Glivec in 47 newly diagnosed patients with early chronic phase CML showed that after three months of treatment, 77% (36 patients) had achieved complete or major cytogenetic responses (Ph<35%). The haematologic response rate (normalisation of blood counts lasting for at least four weeks) was 98% (46 patients). In comparison, in previously reported studies of other agents (interferon-alpha alone and interferon-alpha with Ara-C and homoharringtonine [Triple Rx]) 2-24% of patients on other treatments achieved complete or major cytogenetic responses after three months of treatment. Based on these results, the authors suggest that treatment with Glivec may offer a significantly improved prognosis in early chronic phase CML.

The potential clinical relevance of early treatment with Glivec is underscored by other Phase II data documenting mechanisms of resistance. These data were featured in a plenary session on Sunday, 9 December. They suggest that resistance may occur most commonly in the advanced, or blast crisis phase, of CML and can be the result of any of several well-established mechanisms for cancer drug resistance (e.g., gene mutations, gene amplification). The authors recommend investigation of combination therapy with Glivec and other agents as a means to overcoming some cases of resistance.

*Outside the US: Glivec(R) (imatinib); In the US: Gleevec(TM)(imatinib mesylate)


                                                       Page 16 of 25 Total Pages

Additional ASH highlights
There are approximately 100 abstracts about Glivec being presented at this week's ASH meeting. The data offer new and updated information regarding the agent's activity in treating CML and other types of leukemia characterised by abnormalities that Glivec is believed to inhibit, particularly the Philadelphia chromosome, which characterises CML in most patients. In addition to the data on its use in newly diagnosed chronic phase CML patients, presentation highlights will include cytogenetic response as a key measure of the drug's ability to impact the disease itself, not just the symptoms. Also discussed will be the impact of dosing on treatment outcomes.

"In the two years since the first clinical trial data on Glivec were presented at ASH 1999, ongoing research with this drug has provided the oncology community with remarkable opportunities to learn about the complex biological mechanisms of CML," said David Parkinson, MD, Vice President of Clinical Research, Novartis Oncology. "Based on this knowledge, we are working with investigators to enhance treatment outcomes for patients."


Cytogenetic response and dosing
Other highlights of the presentations and posters centre around cytogenetic response as the hallmark for gauging the overall success of treatment, and adhering to dosing recommendations as a means to achieve the best cytogenetic response with Glivec. Current developments in the treatment of CML were discussed in an educational symposium sponsored by Wayne State University and supported by an unrestricted educational grant from Novartis. Co-chaired by Stephen D. Nimer, MD, Professor of Medicine and Head, Division of Haematologic Oncology, Memorial Sloan-Kettering Cancer Centre, New York, and Charles Schiffer, MD, Professor of Medicine and Oncology, Wayne State University School of Medicine, Barbara Ann Karmanos Cancer Institute, Detroit, Michigan, the symposium was held on Friday, 7 December, from noon to 4:00 p.m. in the Plaza International Ballroom at the Peabody Hotel.

Another educational program on CML provided a practical overview on the administration of Glivec, an update on the current status of clinical trials with Glivec and ongoing research into the mechanisms of resistance in CML. It also featured an update on other emerging data that will assist physicians in their roles as advisors to patients facing the new array of treatment options in CML. This symposium ran twice on 8 December, once from 8-9:45 a.m. and again from 2-3:45 p.m.


About Glivec
Glivec is one of the first oncology drugs that validates rational drug design based on an understanding of how some cancer cells work. It is a signal transduction inhibitor, which potentially interferes with the pathways that signal the growth of tumour cells. It works by inhibiting the Philadelphia chromosome, the abnormality that characterises CML in most patients. Glivec is currently approved for marketing in the European Union and more than 35 countries, including the United States, Switzerland, Japan and Australia.

On 19 October 2001, Novartis submitted a supplementary New Drug Application
(sNDA) to the US FDA seeking marketing authorisation for Glivec for the treatment of patients with unresectable (inoperable) and/or metastatic malignant gastrointestinal stromal tumours (GISTs).

Contraindications and adverse events
The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 1% of patients in chronic phase, 2% in accelerated phase and 5% in blast crisis. The most common side


                                                       Page 17 of 25 Total Pages
effects included nausea, fluid retention, vomiting, diarrhoea, haemorrhage, muscle cramps, skin rash, fatigue, headache, dyspepsia and dyspnoea, as well as neutropenia and thrombocytopenia.

The foregoing release contains forward-looking statements that can be identified by terminology such as "new data," "new and updated information," "one of the first oncology drugs that," and "new drug application," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding further commercialisation of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #



                                                       Page 18 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New long-term safety and efficacy data show sustained benefits of oxarbazapine as adjunctive therapy in pediatric partial-onset seizures

Second study at American Epilepsy Society Meeting suggests efficacy of oxcarbazepine as monotherapy in children*

Philadelphia, 5 December 2001 - New data presented today at the 55th annual meeting of the American Epilepsy Society indicate that oxcarbazepine (Trileptal(R), Novartis Pharmaceuticals Corporation) is safe and effective for long-term use as adjunctive therapy in children with partial seizures. The study, which analyzed data from a 13-month trial that included a 40-week open-label extension, found that oxcarbazepine significantly reduced seizure frequency when used as adjunctive therapy during long-term management of partial-onset seizures in children. In addition, side effects noted in study participants were mild to moderate and tended to resolve during the course of treatment.

"These findings are particularly important given that this is a relatively new product," stated Ahmad Beydoun, M.D., director of the epilepsy program at the University of Michigan Medical Center, Ann Arbor, MI. "It's reassuring to see the first set of long-term safety data for any new treatment, and the data from this study should give confidence to physicians that adjunctive oxcarbazepine therapy is a safe and effective treatment option for pediatric patients with partial-onset seizures."

Following a 16-week double-blind, placebo-controlled study of oxcarbazepine adjunctive therapy, 229 subjects, aged 3-17 years (mean 11.2 years), transitioned to an open-label extension to evaluate the long-term safety and efficacy of adjunctive oxcarbazepine therapy. Patient dosages of oxcarbazepine and concomitant antiepileptic medications (AEDs) were adjusted according to individual clinical response. Through the first 56 weeks, half of the subjects (50.2%) experienced a greater than 50% reduction in seizure frequency. Additionally, 7% of patients had no seizures during this period. Side effects associated with oxcarbazepine were typically mild to moderate and had an average duration of one day. The most commonly reported side effects were headache (31%), vomiting (27%) and dizziness (26%). One-hundred-and-fifty subjects (66%) completed at least one year of open label therapy. Eighteen percent dropped out due to poor seizure control, 6% because of adverse events and 10% for other reasons.


Pharmacokinetic Modeling Supports Pediatric Monotherapy

In addition to the data supporting long-term safety and efficacy for oxcarbazepine as an adjunctive therapy, researchers presented a pharmacokinetic model that suggests an effective dose of oxcarbazepine as a monotherapy in children with epilepsy. Currently, there are few monotherapy


                                                       Page 19 of 25 Total Pages
options for children with epilepsy and these existing treatments can be limited in use by side effects and/or drug interactions.

Oxcarbazepine is currently approved as monotherapy in adults with partial-onset seizures and as adjunctive therapy in adults and children with partial-onset seizures. Previous pharmacokinetic profiling suggests that plasma levels associated with seizure control in adults receiving oxcarbazepine adjunctive therapy are similar to effective plasma levels in children on adjunctive oxcarbazepine therapy. Given this correlation, it was hypothesized that plasma levels that are effective in adult monotherapy patients should yield similar results in a pediatric population.

"This model provides an accurate framework for determining effective dosing for monotherapy in children," said Dr. Beydoun, who participated in the research. "The suggestion is that these findings support the effective use of oxcarbazepine as monotherapy in pediatric epilepsy."

The investigators analyzed data from 20 safety and efficacy studies of oxcarbazepine that included pediatric patients less than 17 years of age. A pharmacokinetic model was used that extrapolated the dose levels that would produce steady-state plasma concentrations in children equal to effective levels in adults on monotherapy. Based on this model, an efficacious dose range of oxcarbazepine as a monotherapy in children was found to be 20-55mg/kg/day. A meta-analysis of seizure data from double-blind monotherapy studies confirmed this hypothesis.


Established Safety and Tolerability

As monotherapy or adjunctive therapy in adults previously treated with AEDs, the most common (less than or equal to 5%) adverse events occurring substantially more frequently than in placebo patients were dizziness, somnolence, diplopia, fatigue, nausea, vomiting, ataxia, abnormal vision, abdominal pain, tremor, dyspepsia, and abnormal gait--these were typically mild to moderate in severity. As add-on therapy in pediatric patients, adverse events with Trileptal were similar to adults.

Clinically significant hyponatremia (sodium <125 mmol/L) has been observed in 2.5% of Trileptal-treated patients in controlled clinical trials. Measurement of serum sodium levels should be considered for patients at risk of hyponatremia. (Please see WARNINGS section of complete prescribing information.)

Of patients who have had hypersensitivity to carbamazepine, 25% to 30% will experience a reaction to oxcarbazepine. Caution should be exercised when prescribing Trileptal for patients with a history of hypersensitivity to carbamazepine. (Please see WARNINGS section of complete prescribing information.)

The foregoing press release contains forward-looking statements that can be identified by forward-looking terminology such as "new product", "findings support", "first", "should give confidence", "suggests", "hypothesized", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. In particular, management's expectation regarding the commercialisation of oxcarbazepine (Trileptal(R)) could be affected by amongst other things, results of clinical trials, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein anticipated, believed, estimated or expected.


                                                       Page 20 of 25 Total Pages

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The Company's mission is to improve people's lives by pioneering novel healthcare solutions.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #

*NOTE: Oxcarbazepine is not approved for use as monotherapy in children with epilepsy. Novartis has submitted a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration for permission to market Trileptal as a pediatric monotherapy in children four-years-of-age and older with partial-onset seizures. The file is currently under review.
**For complete prescribing information, please contact Denise Brashear of Novartis Pharmaceuticals at 973-781-7336.




                                                       Page 21 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
[NOVARTIS LOGO]                                        Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Study in New England Journal of Medicine shows important new role for Diovan(R) (valsartan) in treatment of heart failure patients

Significant reductions seen in morbidity and hospitalisation of heart failure patients

Basel, Switzerland, 6 December 2001 - Findings of the landmark Valsartan Heart Failure Trial (Val-HeFT) published today demonstrate that Diovan(R) (valsartan), a highly selective angiotensin II receptor blocker (ARB), significantly reduces heart failure morbidity by 13.2% (p=0.009) and hospitalisation by 27.5% (p<0.001). Diovan is the only ARB with clinical benefits in heart failure to be demonstrated in a large-scale trial.

"Val-HeFT establishes an important new role for Diovan in the management of heart failure" said Thomas Ebeling, Chief Executive Officer, Novartis Pharma AG. "The cardioprotective benefits of Diovan have now been shown in heart failure and we remain committed to developing Diovan across the full spectrum of cardiovascular disease."

Val-HeFT is the largest heart failure trial and the first study to show positive outcomes for heart failure patients treated with an ARB. The double-blind, randomised trial involved 5010 patients in 302 centers and 16 countries and compared Diovan with placebo in patients taking existing heart failure therapies. Val-HeFT showed that, compared with placebo, Diovan led to significant reductions in morbidity and hospitalizations for heart failure in these patients. The rate of all-cause mortality was similarly low in the two groups and the most commonly reported adverse events included dizziness and hypotension. The benefits demonstrated in Val-HeFT did not appear to extend to the subgroup of patients taking Diovan in combination with both an ACE inhibitor and a beta blocker.

Important findings from ongoing analysis of Val-HeFT continue to emerge that are consistent with primary findings. An analysis presented at the American Heart Association (AHA) Scientific Sessions 2001 demonstrated that Diovan has significant positive effects on reducing both first and recurrent hospitalisations for heart failure. Other recent analyses presented at AHA showed positive effects with Diovan on norepinephrine and brain natriuretic peptide (BNP), which are neurohormonal markers of morbidity in heart disease.

Based on the positive findings of Val-HeFT, Novartis filed Diovan for the treatment of heart failure with health authorities in the US, Germany, France, the UK and Switzerland. Novartis recently received an "approvable" letter from the US Food and Drug Administration (FDA) for Diovan for the treatment of heart failure in patients not on an ACE inhibitor. Final approval in the US is contingent on further analysis of existing data or possibly the submission of additional data.


                                                       Page 22 of 25 Total Pages

Novartis is conducting the world's largest clinical trial programme with an ARB. Besides Val-HeFT, other trials examining the effect of Diovan beyond its existing indication for hypertension include VALUE (high-risk patients with hypertension), VALIANT (post-myocardial infarction patients), and NAVIGATOR (patients with impaired glucose tolerance at high risk for cardiovascular events). Diovan is also the primary agent in a clinical trial involving adult type-2 diabetes patients with either normal or high blood pressure (ABCD-2V).

Diovan is already approved for first-line treatment of high blood pressure in more than 80 countries, including the US, and is one of the fastest-growing branded prescription medications for this condition. An estimated three million patients worldwide take Diovan for high blood pressure.

Heart failure, or progressive weakening of the heart muscle, is the fastest-growing cardiovascular disease in the world and has reached epidemic proportions in industrialized nations. It is estimated that twenty million people worldwide have heart failure.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "new role" or "will be" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialization of any product in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 23 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Awards for Novartis scientists

Novartis Distinguished Scientist Award and Novartis Leading Scientist Awards for the Pharma Sector to be presented in Basel today

Basel, 3 December 2001 - Novartis is today presenting for the fourth time the Distinguished Scientist Award and the Leading Scientist Awards for the Pharma Sector, the highest internal scientific distinctions at the corporate and sectoral level respectively. Both of the awards are part of the company's global VIVA (Vision, Innovation, Value, Achievement) program, which was established at the end of 1997 to promote creativity and innovativeness in research and development. They are designed to recognize exceptional contributions made by scientists working in R&D. This year, for the first time, the awards are to be conferred at a combined ceremony in Basel.

Taking part in the ceremony as guest speaker will be Professor Peter Barnes, Head of the Thoracic Medicine Unit at the National Heart and Lung Institute in London and a world-renowned expert in the field of clinical studies of asthma and allergic diseases. He will speak on the subject of "Respiratory Diseases - A Key Area for Novartis," illustrating the importance of the efforts being made by the company's scientists to improve patients' quality of life by developing new treatments.

This year, the corporate-level Distinguished Scientist Award is being presented to Dr. Peter Waldmeier - a member of Novartis Pharma Research. The award carries a prize of CHF 40,000, as well as the right to use the title "Novartis Distinguished Scientist." Dr. Waldmeier is being honored in view of his outstanding contributions in the field of neurobiochemistry and neurobiology, the relevance of his findings to Novartis, and the recognition accorded to his work by the scientific community both internally and externally. He has worked, for example, on the development of a promising substance designed to alter the course of Parkinson's disease and has also contributed to an important project concerned with programmed cell death in the brain.

The Leading Scientist Award for the Pharma Sector, which carries a prize of CHF 25,000, is being presented this year to 13 scientists from Basel, Austria, and the US.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 24 of 25 Total Pages

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Novartis AG


Date:    January 7, 2002                      By:  /s/ Raymund Breu
                                                 -------------------------------
                                              Name:    Raymund Breu
                                              Title:   Chief Financial Officer



                                                       Page 25 of 25 Total Pages